UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Result of AGM dated 11 May 2023

RESULTS OF ANNUAL GENERAL MEETING 2023 ('AGM')

At the AGM of Rentokil Initial plc duly convened and held at, and broadcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY on 10 May 2023 at 15:00, each resolution as set out in the notice of meeting dated 4 April 2023 was passed on a poll. The results are set out below and will be placed on the Company website at www.rentokil-initial.com/investors.

RESOLUTION		VOTES FOR1%		VOTES AGAINST	%	TOTAL VOTES	% of ISC VOTED	VOTES WITHHELD2
1	To receive the audited financial statements and the directors' and auditors' report thereon	2,107,213,031	99.88	2,586,165	0.12	2,109,799,196	83.72%	7,677,619
2	To approve the Directors' Remuneration Report	2,083,701,500	98.71	27,209,596	1.29	2,110,911,096	83.76%	6,565,719
3	To approve the rules of the Restricted Share Plan	2,095,739,160	99.06	19,924,531	0.94	2,115,663,691	83.95%	1,813,124
4	To approve the rules of the Deferred Bonus Plan	2,108,763,912	99.67	6,895,776	0.33	2,115,659,688	83.95%	1,817,127
5	To declare a final dividend	2,102,805,475	99.38	13,017,019	0.62	2,115,822,494	83.96%	1,654,321
6	To elect David Frear as a Director	2,109,000,527	99.68	6,802,703	0.32	2,115,803,230	83.96%	1,673,585
7	To elect Sally Johnson as a Director	2,114,190,611	99.92	1,615,245	0.08	2,115,805,856	83.96%	1,670,959
8	To re-elect Stuart Ingall-Tombs as a director	2,090,295,400	98.79	25,506,701	1.21	2,115,802,101	83.96%	1,674,714
9	To re-elect Sarosh Mistry as a director	2,088,769,856	98.72	27,038,112	1.28	2,115,807,968	83.96%	1,668,847
10	To re-elect John Pettigrew as a director	2,089,181,928	98.74	26,624,687	1.26	2,115,806,615	83.96%	1,670,200
11	To re-elect Andy Ransom as a director	2,105,134,787	99.50	10,676,636	0.50	2,115,811,423	83.96%	1,665,392
12	To re-elect Richard Solomons as a director	2,030,910,338	96.27	78,741,433	3.73	2,109,651,771	83.72%	7,825,044
13	To re-elect Cathy Turner as a director	2,089,232,012	98.74	26,583,619	1.26	2,115,815,631	83.96%	1,661,184
14	To re-elect Linda Yueh as a director	2,035,022,912	96.18	80,790,185	3.82	2,115,813,097	83.96%	1,663,718
15	To re-appoint PricewaterhouseCoopers LLP as auditor	2,106,120,703	99.54	9,664,128	0.46	2,115,784,831	83.96%	1,691,984
16	To authorise the directors to agree the auditors' remuneration	2,106,066,853	99.54	9,725,107	0.46	2,115,791,960	83.96%	1,684,855
17	To authorise the making of political donations	2,109,051,481	99.68	6,672,307	0.32	2,115,723,788	83.96%	1,753,027
18	To authorise the directors to allot shares	2,006,904,476	94.86	108,717,211	5.14	2,115,621,687	83.95%	1,855,128
19	To disapply statutory pre-emption rights	1,847,000,296	87.32	268,090,572	12.68	2,115,090,868	83.93%	2,385,947
20	To disapply statutory pre-emption rights for acquisitions and specified capital investments	1,799,119,333	85.23	311,707,895	14.77	2,110,827,228	83.76%	6,649,587
21	To authorise the Directors to make market purchases of the Company's own shares	2,086,290,541	98.64	28,770,845	1.36	2,115,061,386	83.93%	2,415,429
22	To authorise the calling of a general meeting (other than an annual general meeting) on 14 days' clear notice	2,023,577,868	95.64	92,213,241	4.36	2,115,791,109	83.96%	1,685,706
23	To adopt the Articles of Association of the Company produced to the meeting	2,108,374,674	99.88	2,603,077	0.12	2,110,977,751	83.77%	6,499,064

1. Votes For include those votes giving the Chairman discretion.
2. A vote withheld is not a vote in law and is not counted in the calculation of proportion of votes cast for or against a resolution.

The number of ordinary shares in issue at close of business on 9 May 2023 was 2,520,039,885 ordinary shares of 1p each. Resolutions 19 to 23 were proposed as special resolutions. A copy of the resolutions can be found in the Notice of Meeting available at www.rentokil-initial.com/agm.

A copy of the resolutions passed concerning special business has been submitted and will shortly be available for inspection at the National Storage Mechanism located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Enquiries:

Company Secretary:	Catherine Stead	Rentokil Initial plc	+44 (0)7826 533700

Media:	Malcolm Padley	Rentokil Initial plc	+44 (0)7788 978199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 May 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary